Filed by CryoLife, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Medafor, Inc.
Commission File No. 021-39452

This filing is provided for informational purposes only and is not an offer to purchase nor a solicitation of offers to sell shares of Medafor or CryoLife. Subject to future developments, CryoLife may file a registration statement and/or tender offer documents and/or proxy statement with the SEC in connection with the proposed combination. Shareholders should read those filings, and any other filings made by CryoLife with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as CryoLife’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at CryoLife’s website at www.cryolife.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 18, 2010

_______________________

CRYOLIFE, INC.
(Exact name of registrant as specified in its charter)
_________________________

Florida	1-13165	59-2417093
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1655 Roberts Boulevard, N.W., Kennesaw, Georgia  30144
(Address of principal executive office) (zip code)

Registrant's telephone number, including area code: (770) 419-3355

_____________________________________________________________
(Former name or former address, if changed since last report)

_________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2  Financial Information

Item 2.02  Results of Operations and Financial Condition.

On February 18, 2010, CryoLife, Inc. (“CryoLife” or the “Company”) issued a press release announcing its financial results for the fourth quarter and the fiscal year ended December 31, 2009. CryoLife hereby incorporates by reference herein the information set forth in its Press Release dated February 18, 2010, a copy of which is attached hereto as Exhibit 99.1. Except as otherwise provided in the press release, the press release speaks only as of the date of such press release and it shall not create any implication that the affairs of CryoLife have continued unchanged since such date.  The press release includes certain supplemental non-GAAP financial measures:

•
non-GAAP preservation service revenue growth, which has been obtained by adjusting the comparable preservation service GAAP revenue growth number to exclude revenues related to orthopedic tissue processing services;

•
non-GAAP preservation service revenues, which have been obtained by adjusting the comparable preservation service segment revenue numbers to exclude revenues related to orthopedic tissue processing services;

•
non-GAAP net income for the fourth quarter of 2008 and the fiscal year ended December 31, 2008, which has been obtained by measuring net income as if the Company had recorded 2008 income taxes at a normalized 36 and 40 percent effective tax rate for the fourth quarter and 2008 fiscal year, respectively;

•
non-GAAP fully diluted earnings per share, which have been obtained by measuring fully diluted earnings per share as if the Company had recorded 2008 income taxes at a normalized 36 and 40 percent effective tax rate for the fourth quarter and 2008 fiscal year, respectively; and

•
non-GAAP net income for the fourth quarter of 2009 and the fiscal year ended December 31, 2009, which has been obtained by excluding a pretax charge for the fourth quarter of 2009 in connection with a reduction in workforce;

Preservation service revenue growth has been adjusted to obtain non-GAAP preservation service revenue growth, and preservation service segment revenues have been adjusted to obtain non-GAAP preservation service revenues, by excluding revenues from orthopedic tissue processing, because the Company discontinued procuring and processing such tissue as of January 1, 2007 and ceased distributing its remaining orthopedic tissue as of June 30, 2008, except on a very limited basis.  Because the Company’s revenues from orthopedic tissue have been effectively reduced to zero and should remain at that level for the foreseeable future, the Company believes that the non-GAAP revenue growth numbers presented, as well as the non-GAAP preservation service revenues presented, provide investors with a more accurate measure of the relative revenue performance of the Company’s continuing preservation service business.

Net income for the fourth quarter of 2008 and the fiscal year ended December 31, 2008 and fully diluted earnings per share have been adjusted to obtain non-GAAP net income and fully diluted earnings per share by presenting the figures as if the Company had recorded 2008 income taxes at a normalized 36 and 40 percent effective tax rate for the fourth quarter of 2008 and fiscal 2008 because the Company's effective income tax rate was lower in 2008 due to the valuation allowance on the Company's deferred tax assets during 2008.  The Company believes that the presentation of non-GAAP net income and fully diluted earnings per share provides investors with the ability to better compare the Company’s relative period-to-period performance with respect to such measurements.

Net income for the fourth quarter of 2009 and the fiscal year ended December 31, 2009 has been adjusted to obtain non-GAAP net income for the respective periods by excluding a pretax charge for the fourth quarter of 2009 in connection with a reduction in workforce because of the non-recurring nature of such a charge.  The Company believes the exclusion of this non-recurring charge provides investors with the ability to better compare the Company’s relative period-to-period performance with respect to such measurements.

Accordingly, CryoLife believes that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analyses; and

•	a better understanding of how management plans and measures the Company’s underlying business.

The additional non-GAAP financial information is not meant to be considered in isolation or as a substitute for measures calculated in accordance with GAAP.

The information provided pursuant to this Item 2.02 is to be considered “furnished” pursuant to Item 2.02 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, nor shall it be deemed incorporated by reference into any of CryoLife’s reports or filings with the Securities and Exchange Commission (“SEC”), whether made before or after the date hereof, except as expressly set forth by specific reference in such report or filing.

Except for the historical information contained in this report, the statements made by CryoLife are forward-looking statements that involve risks and uncertainties. All such statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. CryoLife’s future financial performance could differ significantly from the expectations of management and from results expressed or implied in the press release.  Please refer to the last paragraph of the press release for further discussion about forward-looking statements. For further information on risk factors, please refer to “Risk Factors” contained in CryoLife’s Form 10-K for the year ended December 31, 2008, as filed with the SEC, and any subsequent SEC filings, as well as in the press release. CryoLife disclaims any obligation or duty to update or modify these forward-looking statements.

Section 9  Financial Statements and Exhibits.
Item 9.01(d)  Exhibits.

(a) Financial Statements.
Not applicable.

(b) Pro Forma Financial Information.
Not applicable.

(c) Shell Company Transactions.
Not applicable.

(d) Exhibits.

Exhibit Number	Description

99.1*	Press release dated February 18, 2010

* This exhibit is furnished, not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CryoLife, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRYOLIFE, INC.

Date: February 18, 2010	By:	/s/ D.A. Lee
	Name:	D. Ashley Lee
	Title:	Executive Vice President, Chief
Operating Officer and Chief
Financial Officer